Exhibit 99.2

On Friday, January 28, 2011, the Board of Directors of BlastGard International, Inc. approved amending Section 6 of the Employee Benefit and Consulting Services Compensation Plan to read as follows:

“SECTION 6.        TOTAL NUMBER OF SHARES OF COMMON STOCK

The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan from inception to date is 10,000,000. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of Directors and amendment of the Plan.  Stockholder approval of such increase or other Modification of the Plan within one year of Effective Date shall be required in the event Incentive Stock Options are granted or to be granted under the Plan.  Common Stock issued under the Plan may be authorized and unissued or reacquired Common Stock of the Company.”